United States securities and exchange commission logo





                              August 24, 2022

       Eileen Wynne
       Chief Financial Officer
       IDEX Biometrics ASA
       Dronning Eufemias gate 16
       NO-0191 Oslo, Norway

                                                        Re: IDEX Biometrics ASA
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-39810

       Dear Ms. Wynne:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Consolidated Statements of Changes in Equity, page F-5

   1. Please explain to us the nature and purpose of the reduction in the Company's share premium and tell us
your basis in the accounting literature for recording the reduction as an offset against
accumulated loss. In addition, tell us how you considered reporting the decrease to accumulated
loss in a separate line item outside of accumulated loss, given that this amount does
not represent an accumulation of historical losses.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Joseph Cascarano, Senior Staff Accountant, at
(202) 551-3376 or
       Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.
 Eileen Wynne
IDEX Biometrics ASA
August 24, 2022
Page 2


FirstName LastNameEileen Wynne     Sincerely,
Comapany NameIDEX Biometrics ASA
                                   Division of Corporation Finance
August 24, 2022 Page 2             Office of Technology
FirstName LastName